SUMMARY OF THE RUN-OFF PLAN                                          EXHIBIT 4.1


The principal components of the "Run-Off" plan that was approved by our board of directors are a supervised sale of our credit assets by the end of 2006 and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel.

In this respect, the board of directors also approved the extensive and detailed efficiency plan formulated by our management, which includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

In accordance with the "Run-Off" plan and the complementary efficiency plan, we refrain from granting new loans and our activities concentrate on collection of the existing loans. We implement, and intend to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result there has been a significant increase in our collection costs and legal expenses.

As a direct result of our policy and the extensive efforts we have been investing in collecting our loans, the balance of the loans still held by the public has been significantly reduced. This balance (not including a certain loan guaranteed by the State of Israel and granted out of a deposit that the State of Israel has deposited with us for that purpose), which as of December 31, 2001, amounted to NIS 5,238 million, reached an amount of NIS 2,784 million on December 31, 2003, and an amount of NIS 2,619 million on February 24, 2004.

Even after taking into consideration the allowances for doubtful debts that were made during this period, and which were deducted from this balance, the amount of loans that was collected is considerable.

As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with us as of February 24, 2004 was NIS 584 million, compared with NIS 3,597 million on June 30, 2002.

As part of the implementation of our plans, we have reduced and/or ceased activities we previously conducted. We have significantly reduced our foreign currency and foreign trade activities, and we have completely or almost completely discontinued the following activities: maintenance of a foreign exchange dealing room (for customers), maintenance of current accounts and securities accounts (for private customers), processing grants, independently operating cash and clearing facilities and issuing credit cards.

The reduction in our operations was accompanied by a reduction in our staff. The number of our employees, which as at January 1, 2002 was 170 and as at December 31, 2003 was 79, was reduced to 68 by February 24, 2004.

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In addition to the significant reduction in salary expenses because of the reduction in the number of employees and the salary cutbacks that were made at the beginning of 2003, we are also taking energetic steps to significantly reduce our operating costs, and as part of these steps we moved our offices at the end of the third quarter of 2003 to offices with lower rent and at the beginning of 2004 we outsourced our computer services.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing our assets as part of the "Run-Off" plan.